UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

CALIFORNIA MICRO DEVICES CORPORATION

(Name of Subject Company (Issuer))

PAC-10 ACQUISITION CORPORATION

(Offeror)

an indirect, wholly-owned subsidiary of

ON SEMICONDUCTOR CORPORATION

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

130439102

(CUSIP Number of Class of Securities)

George H. Cave, Esq.

Senior Vice President, General Counsel and Secretary

ON Semiconductor Corporation

5005 E. McDowell Road

Phoenix, AZ 85008

(602) 244-6600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Gregory R. Hall

David P. Lewis

Steven D. Pidgeon

DLA Piper LLP (US)

2525 East Camelback Road Suite 1000 Phoenix, Arizona 85016

(480) 606-5100

CALCULATION OF FILING FEE

Transaction Valuation(l)	Amount of Filing Fee(2)
$111,500,000	$7,949.95

(1)	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $4.70 cash per share based on an aggregate of (i) 23,073,189 outstanding shares of Common Stock of California Micro Devices Corporation; and (ii) 5,233,784 shares of Common Stock of California Micro Devices Corporation that were subject to and reserved for issuance with respect to all outstanding options and restricted stock units settleable in Common Stock, in each case as provided by California Micro Devices Corporation as of December 14, 2009, the most recent practicable date.
(2)	The filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2010 issued by the Securities and Exchange Commission, equals $71.30 per million of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $7,949.95	Filing Party: On Semiconductor Corporation and PAC-10 Acquisition Corporation
Form of Registration No.: Schedule TO	Dated Filed:December 28, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☑

This Amendment No. 4 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on December 28, 2009 by (i) PAC-10 Acquisition Corporation, a Delaware corporation (the “Purchaser”) and an indirect, wholly-owned subsidiary of ON Semiconductor Corporation, a Delaware corporation (“ON”), and (ii) ON, as previously amended. The Schedule TO relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of Common Stock, par value $0.001 per share (the “Shares”), of California Micro Devices Corporation, a Delaware corporation (“California Micro Devices” or the “Company”), at a purchase price of $4.70 per Share, net to the seller in cash, without interest thereon and less any applicable withholding or stock transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 28, 2009 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B). Capitalized terms used and not otherwise defined in this Agreement have the meanings assigned to such terms in the Schedule TO or the Offer to Purchase.

All information in the Schedule TO is incorporated into this Amendment No. 4 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 4 is being filed on behalf of the Purchaser and ON to reflect certain updates as described below.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 11.

Items 11(a)(2) and (a)(3) of the Schedule TO are hereby amended and supplemented by adding the following thereto:

“The Offer expired at 12:00 midnight, New York City time, on January 26, 2010. The Depositary has advised ON and the Purchaser that, as of the expiration of the Offer, approximately 21,257,315 Shares were validly tendered and not properly withdrawn in the Offer, representing approximately 90.5 percent of the Company’s outstanding shares as of January 26, 2010. The Depositary also informed ON that it received commitments to tender 339,156 additional Shares under the guaranteed delivery procedures for the Offer. The number of Shares tendered pursuant to the Offer satisfies the Minimum Condition. All Shares validly tendered and not properly withdrawn (including Shares tendered to the Depositary pursuant to the Offer’s guaranteed delivery procedures) have been accepted for payment and will be promptly paid for in accordance with the terms and conditions of the Offer and applicable law.

ON expects to complete the acquisition of the Company on January 27, 2010 through the merger of the Purchaser with and into the Company in accordance with applicable provisions of Delaware law that authorize the completion of the Merger as a “short form” merger without a vote or meeting of the stockholders of the Company. As a result of the Merger, each Share not purchased in the Offer (other than Shares held in the treasury of or reserved for issuance by the Company and Shares held by ON or the Purchaser or direct or indirect subsidiaries of ON or the Company, all of which were cancelled and extinguished, and Shares held by stockholders who validly exercise appraisal rights under Delaware law) was converted into the right to receive in cash $4.70 per Share, without interest thereon and less any applicable withholding or stock transfer taxes.

A copy of the press release announcing the results of the Offer is filed as Exhibit (a)(5)(D) hereto and incorporated herein by reference.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(D)	Press Release issued by ON Semiconductor Corporation on January 27, 2010.”

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

ON SEMICONDUCTOR CORPORATION

By:	/S/ DONALD A. COLVIN
Name:	Donald A. Colvin
Title	Executive Vice President, Chief Financial Officer and Treasurer

PAC-10 ACQUISITION CORPORATION

By:	/S/ DONALD A. COLVIN
Name:	Donald A. Colvin
Title	Chief Financial Officer and Treasurer

Date: January 27, 2010

EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(5)(D)	Press Release issued by ON Semiconductor Corporation on January 27, 2010.

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